1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

October 15, 2014

VIA EDGAR

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Private Equity Fund

Registration Statement on Form N-2

File Nos. 333-198176; 811-22990

Dear Mr. Minore:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to a letter dated September 12, 2014, relating to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Private Equity Fund (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed on August 15, 2014. The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used below have the same meaning as given in the Registration Statement.

GENERAL COMMENT:

1.	Comment: We note that the Fund invests in private equity funds but is not, itself, a private equity fund. In view of the generally accepted understanding in the marketplace of the nature and characteristics of private equity funds, please explain in your response letter why the Fund’s name would not be either potentially confusing or misleading to investors.

Response: The Fund does not believe that its name is potentially confusing or misleading to investors. As disclosed in the Fund’s Registration Statement, the Fund will invest in Investment Funds focused on private equity investments and may make Direct Investments. The Fund is mindful of the Staff’s comment as to the “generally accepted understanding in the marketplace of the nature and characteristics of private equity funds,” but respectfully submits that the generally accepted understanding of private equity is broader than the Staff suggests.

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley

Washington DC   EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

Mr. Dominic Minore October 15, 2014 Page 2

A broader understanding of the term “private equity” is consistent with the Fund’s investment strategy and should not create confusion or mislead investors as to the nature of the Fund’s investments. Further, the Fund believes that based on its investment strategy and policies, a name which did not reference the term private equity would be more likely to potentially create confusion for investors.

In addition, the Fund’s name is consistent with various other investment companies operating similar investment programs and strategies, including Partners Group Private Equity Fund, LLC (File No. 811- 22210), CPG Carlyle Private Equity Fund, LLC (File No. 811-22763), and AMG Pantheon Private Equity Fund, LLC (File No. 811-22973).

PROSPECTUS

2.	Comment: In the third paragraph of the Prospectus cover page under “Investment Portfolio,” clarify whether the Fund’s direct investments in operating companies will be limited to investing in privately-held operating companies.

Response: The Fund has revised its disclosure to clarify that direct investments are principally expected to be made in privately-held operating companies, although the Fund may make direct investments in publicly-held operating companies from time to time.

3.	Comment: On the Prospectus cover page, disclose the per share net asset value (“NAV”) of the Fund’s Shares as of a recent date.

Response: The Fund’s NAV will be disclosed on the cover of the Prospectus as the public offering price per share in a subsequent filing. At the time of launch, the Fund does not expect to hold any assets besides cash and will determine the initial NAV at which shares will be sold.

4.	Comment: On the Prospectus cover page, the disclosure contained under the “Plan of Distribution” section of the Prospectus states that additional compensation may be paid in respect of the distribution of the Shares. Accordingly, commissions paid by other persons and other consideration to distributors should be noted and briefly described in footnote (1) to the pricing table. In this regard, see Instruction 2. to Item 1.g. of Form N-2.

Mr. Dominic Minore October 15, 2014 Page 3

Response: The Fund has revised its disclosure consistent with this comment.

5.	Comment: On the Prospectus cover page, expand footnote (2) to the pricing table to disclose the net “Per Share” and “Total” proceeds to the Fund, after the payment of expenses of issuance and distribution, “ongoing offering costs” and sales load. In this regard, see Instruction 6. to Item 1.g. of Form N-2. Footnote (2) should also disclose that the payment of expenses of issuance and distribution, ongoing offering costs and sales load will immediately reduce the NAV of each Share purchased in this offering.

Response: The Fund has revised its disclosure consistent with this comment. The Fund notes that the sales load charged to investors in this offering will not reduce the NAV of each Share purchased because the sales load will be charged in addition to the then current NAV per share.

6.	Comment: On the Prospectus cover page, also clarify in the second sentence of footnote (2) whether the Shares will be offered in a continuous offering at the Fund’s then current NAV, plus sales load.

Response: The Fund has revised its disclosure consistent with this comment.

7.	Comment: On the Prospectus cover page under “Investment Portfolio,” in the first sentence, identify the approximate expected duration of the “start-up phase.”

Response: The Fund has removed reference to the “start-up phase” in its disclosure.

8.	Comment: On the Prospectus cover page under “Investment Portfolio,” clarify that the Fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in private equity investments. See Rule 35d-1(a)(2) of 1940 Act.

Response: The Fund has revised its disclosure consistent with this comment. The Fund notes that it does not agree with the Staff’s interpretation that Rule 35d-1 would apply to the term “private equity” because the term “private equity” is neither a “particular type of investment” (e.g., stock, bond, equity, debt, small-cap, etc.) nor an “industry” (e.g., utilities, health care, infrastructure, etc.), but rather refers to a type of overall investment structure.

Mr. Dominic Minore October 15, 2014 Page 4

9.	Comment: On the Prospectus cover page under “Risk Factors and Restrictions on Transfer,” in the fourth sentence, insert the phrase “if any” after the word “liquidity.” Also in the fourth sentence, insert the phrase “but are not required to” after the phrase “which may.”

Response: The Fund has revised its disclosure consistent with this comment.

10.	Comment: On the Prospectus cover page under “Management Fee,” the disclosure appearing in footnote (2) to the “Summary of Fees and Expenses” presentation on page 28 highlights the types of fees that an Investment Manager of an Investment Fund may receive. Accordingly, the “Management Fee” section of the Prospectus cover page should disclose, if true, that the amount of asset-based fees and incentive fees paid by the Investment Funds, and indirectly paid by investors in the Fund, are typically 2% and 20%, respectively. Also disclose that there are other fees and expenses paid by the Fund and the Investment Funds that are described in the “Summary of Fees and Expenses” section of the Prospectus. Further, consistent with the disclosure contained in the “Substantial Fees and Expenses” section of the Prospectus, also disclose that the Fund will pay a third layer of fees in the event that it invests in an Investment Fund that is itself a “fund-of-funds.”

Response: The Fund has revised its disclosure to states that there are other fees and expenses paid by the Fund and the Investment Funds which are described in the “Summary of Fees and Expenses.”

The Fund appreciates the Staff’s comments to provide more detailed disclosure on the asset-based and incentive fees charged by Investment Funds, but respectfully declines to revise its disclosure. The cover of the Prospectus discloses that Investment Fund fees and expenses are indirectly paid by shareholders of the Fund. In addition, the Fund notes that there is more detailed discussion which includes the typical asset-based and incentives fees paid by Investment Funds in footnote (2) to the fee table in the Fund’s Prospectus. Additionally, the Fund respectfully declines to add disclosure on the Prospectus cover page which describes that the Fund will pay a third layer of fees in the event that it invests in an Investment Fund that is itself a “fund-of-funds.” The Fund expects that any investments in Investment Funds which are “funds-of-funds” will make-up a de minimis portion of the Fund’s portfolio and as such feels that its current disclosure is adequate.

11.	Comment: On the Prospectus cover page under “Eligible Investors,” the disclosure states that the minimum initial and additional investments may be reduced by either the Fund or its Distributor in the discretion of each for certain investors. Disclose that, nevertheless, in all circumstances Shares will only be offered and sold to “accredited investors” as described in this section.

Mr. Dominic Minore October 15, 2014 Page 5

Response: The Fund has revised its disclosure consistent with this comment.

12.	Comment: In the “Summary of Terms – The Fund” section, in the last sentence of the second paragraph, briefly identify the disadvantages that constitute “disadvantages of investment in unregistered private equity funds” that “investors in the Fund would be spared.”

Response: The Fund has revised its disclosure such that it no longer references “disadvantages of investment in unregistered private equity funds.”

13.	Comment: In the “Summary of Terms – The Fund” section, the disclosure contained in the last paragraph states that Pomona or an affiliate will provide the initial capitalization of $50 million to the Fund. Clarify, if true, that such an investment will consist of the purchase of Class A Shares in the Fund and identify the price per share at which they will be issued. See Big Apple Capital Corporation, (pub. avail. May 6, 1982). Also, in an appropriate place of the Prospectus, disclose whether the Class A Shares will be accompanied by registration rights and, if so, disclose the approximate amount of the fees and expenses that will be borne by the Fund, and ultimately its Shareholders, in order to complete the registration process.

Response: Share purchased by Pomona or its affiliate in relation to the initial capitalization of the Fund will not be accompanied by registration rights. Pomona or an affiliate will purchase shares of the Fund at NAV. It is currently expected that Pomona or its affiliate will purchase Class A shares of the Fund, however if the Fund has received the exemptive relief described in its Registration Statement which would allow the Fund to issue multiple classes of shares, Pomona or an affiliate may purchase a different class of Shares. Regardless of the class of Shares purchased, Pomona or its affiliate will purchase the shares at NAV.

14.	Comment: In the “Summary of Terms – The Fund” section, amplify the disclosure to provide an estimate of the minimum dollar amount of capital that must be raised by the Fund which would likely enable it to sustain viable operations, attain meaningful economies of scale, and structure its investment portfolio so as to provide the Fund with a reasonable chance of attaining its investment objective.

Response: The Fund has revised its disclosure consistent with this comment.

Mr. Dominic Minore October 15, 2014 Page 6

15.	Comment: In the “Summary of Terms – The Adviser” section, disclose that the Adviser has not previously managed the assets of a closed-end registered investment company, such as the Fund.

Response: The Fund has revised its disclosure consistent with this comment.

16.	Comment: In the “Summary of Terms – Private Equity Strategies – Secondary Investments” section, in the penultimate sentence of the first paragraph, insert the phrase “the potential for” before the phrase “earlier realizations and cash flows.”

Response: The Fund has revised its disclosure consistent with this comment.

17.	Comment: In the “Summary of Terms – Private Equity Strategies – Primary Investments” section, in the second paragraph, please clarify that there can be no assurances that the Fund will be able to access Investment Funds sponsored by top performing private equity firms that may have demand beyond the Investment Fund’s capacity.

Response: The Fund has revised its disclosure consistent with this comment.

18.	Comment: In the “Summary of Terms – Private Equity Strategies – Asset Allocation” section, the second sentence states that the Adviser anticipates that Fund will not be “fully committed” until the Fund has been in operation for 12 or 24 months or until the Fund attains “a certain size.” Briefly clarify what is meant by being “fully committed” and disclose the estimated “certain size” that would enable the Fund to be “fully committed.” Also clarify how the Fund could apparently achieve the same goal of being “fully committed” solely by virtue of having been in operation for 12 months or even 24 months.

Response: The Fund expects to be fully committed in accordance with the asset allocation set forth in under the heading “Asset Allocation” in 12 to 24 months. The Fund uses the term “fully committed” to describe assets which have been invested or committed to investments in Investment Funds through primary or secondary investments and Direct Investments. The 12 to 24 month time period is based on the Adviser’s knowledge and experience in the market for private equity investments and the expected timeframe to find suitable investments for the Fund which would result in a portfolio that aligns with the target ranges set forth in this section.

Mr. Dominic Minore October 15, 2014 Page 7

Because of the nature of the asset class in which the Fund will invest, and the availability of suitable opportunities, the Fund believes this is an accurate estimate. The Fund has referenced the size of the Fund as an alternative to the timeframe set out in this disclosure in the event that the Fund raises sufficient capital and is presented with sufficient investment opportunities earlier than the 12 to 24 month period noted in the disclosure. Alternatively, the Fund may not reach a sufficient size or be presented with sufficient investment opportunities until sometime after the 12 to 24 month period noted in the disclosure.

Regardless of the time it takes for the Fund to be “fully-committed,” the Fund expects to be able to make investments consistent with its investment strategy at the time of launch. Further, the Fund notes the following disclosure included in this section of the Fund’s Registration Statement: “The Fund may not be able to attain the ranges in these guidelines. There can be no assurance that the desired investment strategies will be available, or that potential investments will be consistent with the Fund’s investment objective, will satisfy the Adviser’s due diligence considerations, or will be selected for the Fund.”

19.	Comment: In the “Summary of Terms – Private Equity Strategies – Asset Allocation” section, add disclosure briefly to explain the difference between “secondary investments” and “seasoned primary investments.”

Response: The Fund has revised its disclosure consistent with this comment.

20.	Comment: In the “Summary of Terms – Private Equity Strategies – More on Investment Strategies – Risk Management” section, the second sentence states that the Adviser will seek to “diversify” the Fund’s assets. However, the disclosure appearing on the cover page of, and elsewhere in, the Prospectus states that the Fund is a “non-diversified, closed-end management investment company.” The word “diversified” has a specific meaning under the 1940 Act. Therefore, to avoid confusion, please refrain from using the word “diversified” throughout the Prospectus.

Response: The Fund has revised its disclosure consistent with this comment.

21.	Comment: In the “Summary of Terms – Dividends and Distributions” section, expand the disclosure to state that Shareholders who receive distributions in the form of Class A Shares will be subject to the same U.S. federal, state and local tax consequences as Shareholders who elect to receive their distributions in cash, but will not receive any corresponding cash distributions with which to pay any applicable taxes.

Response: The Fund has revised its disclosure consistent with this comment.

Mr. Dominic Minore October 15, 2014 Page 8

22.	Comment: In the “Summary of Terms – Distribution of Shares; Distribution and Servicing Fee” section, we note that the disclosure describes the Distribution and Servicing Fee that the Fund apparently proposes to pay and that the holders of its Class A Shares will be subject. In this regard, in your response letter please update the status of the application for an exemptive order, discussed on page 12 under “The Offering,” that the Fund has submitted to the Commission.

Response: The Fund expects to file its initial exemptive application in the upcoming weeks.

23.	Comment: In the “Summary of Terms – Distribution of Shares; Distribution and Servicing Fee” section, expand the disclosure contained in the last paragraph to note that the amount of additional compensation that a financial intermediary may receive in connection with the sale of Shares in the Fund may create an incentive for a financial intermediary to recommend the Fund over another investment product.

Response: The Fund has revised its disclosure consistent with this comment.

24.	Comment: In the “Summary of Terms – Expense Limitation and Reimbursement Agreement” section, the disclosure contains an extensive list of “Specified Expenses” that are not covered by the Expense Limitation and Reimbursement Agreement. Expand the disclosure to provide examples of the types of expenses that are covered by the Expense Limitation and Reimbursement Agreement.

Response: The Fund appreciates the Staff’s comment, but believes that its disclosure is clear, accurate and consistent with other registrants in the description of its Expense Limitation and Reimbursement Agreement. The Fund has provided extensive disclosure elsewhere in its Registration Statement on the total annual ordinary operating expenses of the Fund to make clear to investors what types of fees and expenses would not be subject to the Expense Limitation and Reimbursement Agreement.

25.	Comment: In the “Summary of Terms – Expense Limitation and Reimbursement Agreement” section, “Extraordinary expenses (as determined in the sole discretion of the Adviser),” are included among the list of “Specified Expenses.” The disclosure should be expanded to identify the universe of expenses that the Adviser has, in its sole discretion, determined are “extraordinary expenses.” Because of the nature of “extraordinary expenses,” including an identified universe of extraordinary expenses is inherently difficult and has the potential to cause unnecessary confusion for investors.

Mr. Dominic Minore October 15, 2014 Page 9

Response: The Adviser has not determined an exhaustive list of “extraordinary expenses,” because these expenses are by their nature expenses which do not arise in the ordinary course of business. Examples of expenses which could be expected to be determined as “extraordinary expenses” would include, but not be limited to, the costs of litigation, indemnification expenses incurred by the Fund, certain tax costs not arising the ordinary course of the Fund’s business and shareholder meeting expenses.

26.	Comment: In the “Summary of Terms – Expense Limitation and Reimbursement Agreement” section, in the last sentence, clarify that the references to “Adviser waives revenues” and “expenses were waived” by the Adviser refer to the waiver by the Adviser of its fees.

Response: The Fund has revised its disclosure consistent with this comment.

27.	Comment: In the “Summary of Terms – Expense Limitation and Reimbursement Agreement” section, also clarify that the phrase “then-effective Expense Cap” refers to the Expense Cap that was in effect during the year in which the fees were waived or expenses reimbursed.

Response: The Fund has revised its disclosure consistent with this comment.

28.	Comment: In the “Summary of Terms – Conflicts of Interest” section, this section should highlight and summarize, in plain English, each material actual or potential conflict of interest that a prudent investor should be made aware of in connection with his or her decision whether to invest in the Shares of the Fund.

Response: The Company believes that the disclosure in the Summary of Terms related to conflicts of interest accurately summarizes the material conflicts of interest that an investor should be aware of and provides a cross-reference to the more detailed disclosure in the Prospectus.

29.	Comment: In the “Summary of Terms – Purchase of Shares” section, in the last sentence of the last paragraph, clarify that any amount received in advance of a purchase ultimately rejected by the Fund or Distributor will be returned to the prospective investor in full and without the deduction of any sales load, fees or expenses. Also, in your response letter, please explain the circumstances under which “applicable law” would require a different result.

Mr. Dominic Minore October 15, 2014 Page 10

Response: The Fund has revised its disclosure consistent with this comment. The Fund notes that circumstances could arise where an order was rejected, but wherein applicable law would require a result other than the return of a Shareholder’s investment. For example, certain anti-money laundering laws and regulations would prohibit the return of an investor’s funds in some circumstances.

30.	Comment: In the “Summary of Terms – Risk Factors” section, change the heading “General Risks” to “Risks of an Investment in Shares of the Fund.”

Response: The Fund has revised its disclosure consistent with this comment.

31.	Comment: In the “Summary of Terms – Risk Factors” section, expand the sixth bullet risk factor appearing on page 26 to state that Fund Shareholders will also bear other fees and expenses at the Fund level and the Investment Fund level, and that they will also bear a third layer of fees and expenses when the Investment Fund invests in a “fund-of-funds.” Also include a brief plain English definition of the phrase “carried interests.”

Response: The Fund has revised its disclosure consistent with this comment.

32.	Comment: In the “Summary of Terms – Risk Factors” section, the penultimate sentence on page 27 should also appear in bold-face type on the outside front cover page of the Prospectus.

Response: The Fund has revised its disclosure consistent with this comment.

33.	Comment: In the “Summary of Fees and Expenses” section, we note that most of the information in the fee table is incomplete. Please provide us with the details of the Fund’s fees and expenses as soon as they are available.

Response: The Fund will provide a complete fee table in a future pre-effective amendment or via correspondence.

34.	Comment: In the “Summary of Fees and Expenses” section, change the “Transaction Fees” heading to “Shareholder Transaction Expenses” and the “Annual Fund Expenses (as a percentage of the Fund’s net assets)” heading to “Annual Expenses (as a percentage of net assets attributable to Shareholders).” See Item 3 of Form N-2.

Response: The Fund has revised its disclosure consistent with this comment.

Mr. Dominic Minore October 15, 2014 Page 11

35.	Comment: In the “Summary of Fees and Expenses” section, disclose the level of Fund assets under management that are assumed when estimating the level of fees and expenses that are being presented in the Fund’s “Summary of Fees and Expenses” presentation.

Response: The Fund has revised its disclosure consistent with this comment.

36.	Comment: In the “Summary of Fees and Expenses” section, in your response letter, please explain why excluding the types of fees and expenses described in the last sentence of footnote (2) on page 28 is consistent with the calculation/presentation of “Acquired Fund Fees and Expenses” that is required by Instructions 10.f. & g. to Item 3.1. of Form N-2.

Response: The Fund believes that its disclosure is consistent with the requirement of Form N-2 and notes that estimating the performance based fees and allocations referenced in the last sentence of footnote (2) on page 28 would be too speculative in the Fund’s first year of operations. The Fund has disclosed the performance based fees and allocations which may be charged by an Investment Fund throughout its Prospectus. In addition, the Fund notes that this treatment of acquired fund fees and expenses is consistent with multiple other registrants operating similar investment programs and strategies.

37.	Comment: In the “Summary of Fees and Expenses” section, expand footnote (3) to disclose the amount of principal and the interest rate used to calculate the “Interest Payments on Borrowed Funds” line item. The disclosure contained in footnote (3) should also state that all fees and expenses in respect of borrowing money, negotiating and maintaining credit facilities, loan commitment fees, issuing and servicing debt securities and/or preferred stock will be indirectly borne by the holders of the Fund’s Shares, and have been included in the fee table presentation, as applicable. Disclose whether the Fund plans to issue preferred stock during the next twelve months and, if it does, add applicable fee table and example disclosure reflecting the cost of issuing and servicing preferred stock.

Response: The Fund has revised its disclosure to reflect the amount of principal and interest rate used to calculate the “Interest Payments on Borrowed Funds” line item in the fee table. These assumptions will be included when the Fund submits the completed fee table in response to Comment 33.

The Fund does not intend to issue preferred stock or debt securities in the next twelve months and therefore has not referenced preferred stock or debt securities in footnote (3) to the fee table.

Mr. Dominic Minore October 15, 2014 Page 12

38.	Comment: In the “Use of Proceeds” section, the disclosure states that the net proceeds from the sale of Shares are expected to be invested by the Fund in private equity investments within 6 to 12 months of the commencement of operations. Please disclose the reasons for, and the consequences of, this expected delay. See Guide 1 and Item 7.2 of Form N-2.

Response: The Fund’s disclosure states that Fund will make its investments pending the availability of the suitable investments and market conditions and provides a cross-reference to more detailed disclosure on this point. In addition, the Fund has added disclosure noting that the proceeds will be invested in debt instruments, cash and/or cash equivalents pending investment in private equity investments.

39.	Comment: In the “Investment Program – Private Equity Strategies – Investment Opportunities” section, in the fifth paragraph, clarify whether the investments in senior secured bank loans through structured vehicles and other investment products will be limited to the senior tranches of such structured vehicles and other investment products. If such investments will not be so limited, then add appropriate risk disclosure.

Response: The Fund has revised its disclosure consistent with this comment.

40.	Comment: In the “Investment Program – Leverage” section, if the Fund has obtained a credit facility then disclose the identity of the credit facility provider and the material terms of the credit facility agreement. Also file the credit facility agreement as an exhibit to the registration statement.

Response: The Fund has not obtained a credit facility.

41.	Comment: In the “Types of Investments and Related Risks” section, please present each risk factor heading in bold face non-italicized type.

Response: The Fund has revised its disclosure consistent with this comment.

42.	Comment: In the “Types of Investments and Related Risks” section, add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might materially impact the Fund’s future borrowings, its net investment income, its NAV, the ability of the operating companies in which the Fund invests to service debt, and also materially impact the Investment Funds in which the Fund may invest, etc.

Mr. Dominic Minore October 15, 2014 Page 13

Response: The Fund has revised its disclosure consistent with this comment.

43.	Comment: In the “Types of Investments and Related Risks – Incentive Allocation Arrangements” section, the disclosure contained under the “Incentive Allocation Arrangements” heading should also be presented in a bullet-point risk factor in the “Summary of Terms-Risk Factors” section of the Prospectus.

Response: The Fund has revised its disclosure consistent with this comment.

44.	Comment: In the “Limits of Risk Disclosures” section, expand the disclosure to make clear that “the above discussions of the various risks” nonetheless describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response: The Fund has revised its disclosure consistent with this comment.

45.	Comment: In the “Limits of Risk Disclosures” section, revise the last sentence to make clear that as the Fund’s investment program changes or develops over the period during which Shares of the Fund are being offered, the Prospectus will be updated to disclose all applicable principal risk factors.

Response: The Fund has revised its disclosure consistent with this comment.

46.	Comment: In the “Management of the Fund – The Adviser” section, the disclosure states that the Adviser is an indirect, wholly owned subsidiary of Voya Financial, Inc. which, in turn is % owned by ING Group. The disclosure further states that, pursuant to the terms of a Separation Plan, ING Group will be required to divest its ownership of Voya Financial, Inc. before the end of 2016. Additionally, it is anticipated that one or more of the transactions contemplated by the Separation Plan would result in the automatic termination of the existing investment advisory agreement under which the Adviser provides services to the Fund because the existing advisory agreement terminates upon its assignment. Therefore, in order to ensure that the existing investment advisory services can continue uninterrupted, the Fund’s Board of Trustees approved a new advisory agreement for the Fund to be effective when the existing advisory agreement terminates in connection with the Separation Plan. Similarly, the sole Shareholder of the Fund approved the new investment advisory agreement prompted by the Separation Plan, as well as any future advisory agreement prompted by the Separation Plan that is approved by the Fund’s Board of Trustees and whose terms are not materially different from the current agreement.

Mr. Dominic Minore October 15, 2014 Page 14

In your response letter, provide us with your legal analysis to support the aforementioned method of approving investment advisory contracts, in light of the requirements of Sections 15(a) & (c) of the 1940 Act, and the permissibility of the receipt of benefits resulting from the Separation Plan in the context of Section 15(f) of the 1940 Act.

Response: The Fund believes the disclosure is consistent with No-Action Letter issued to ING Investments, LLC, Directed Services LLC, and ING Investment Management Co. LLC on March 27, 2013, available at:

http://www.sec.gov/divisions/investment/noaction/2013/ing-funds-032713-15a.htm.

47.	Comment: In the “Fund Expenses” section, in your response letter, identify which of the Fund’s fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

Response: Consistent with the requirements of Form N-2, all expenses of the Fund are disclosed as “Other Expenses” in the fee table, except for those items which are reflected as individual line items, such as the Management Fee, Acquired Fund Fees and Expenses, and Interest Payments on Borrowed Funds. All costs and expenses reflected in the fee table will be reflected in the expense example that appears following the fee table.

48.	Comment: In the “Fund Expenses” section, in your response letter, clarify whether all of the services identified in the third sentence, in addition to the expenses incurred in connection with providing those services, are included in the Administration Fee. In this regard, identify the types of “out-of-pocket expenses,” referenced under the heading “Administrator” on page 56, for which the Fund will reimburse the Administrator.

Response: The Fund has revised this to disclosure to remove reference to “out-of-pocket” expenses to be reimbursed to the Administrator. In addition, the Fund has added disclosure to clarify that some of the services discussed in the third sentence of the “Fund Expenses” section will be paid for under the Administration Fee, while others will be covered under the Sub-Administration Fee, which is now reflected in the Registration Statement.

Mr. Dominic Minore October 15, 2014 Page 15

49.	Comment: In the “Calculation of Net Asset Value” section, this section describes the valuation procedures that the Fund’s Board of Trustees has approved. Please provide the Staff with a copy of the valuation procedures adopted by the Trustees to discharge their responsibilities under Section 2(a)(41) of the 1940 Act.

Response: The Fund will provide a copy of the draft valuation procedures under a separate cover. When submitted these valuation procedures will be in draft form and will be subject to further refinement and approval upon review by the Fund’s Board of Trustees.

50.	Comment: In the “Calculation of Net Asset Value” section, disclose how derivatives will be valued for purposes of determining the Fund’s NAV.

Response: The Fund’s current disclosure which states that the Fund will use the market price of an asset when a market price is available, or fair value when market prices are not available or deemed unreliable would apply to derivatives in the same manner that it applies to other asset classes. Supplementally, the Fund notes that derivatives are not expected to be a significant part of the Fund’s investment strategy.

51.	Comment: In the “Conflicts of Interest” section, the disclosure included in the first paragraph states that the Adviser may be presented with investment opportunities that fall within the investment objective of the Fund and other investment funds and/or accounts managed by the Adviser. The disclosure further indicates that the Adviser will allocate such opportunities under procedures intended to result in allocations that are “fair and reasonable.” Disclose the differences and additional conflicts presented where investment opportunities are allocated utilizing a “fair and reasonable” standard versus a “fair and equitable” standard.

Response: The Fund has revised its disclosure to reference a “fair and equitable” standard.

52.	Comment: In the “Conflicts of Interest” section, clarify whether the Adviser will allocate investment opportunities using either a random or rotational basis and, if both allocation methods may be employed, highlight the criteria that will be used when determining whether to use either the random or the rotational basis of allocating investments.

Response: The Fund has revised its disclosure consistent with the comment.

Mr. Dominic Minore October 15, 2014 Page 16

53.	Comment: In the “Conflicts of Interest” section, disclose the conflict presented when allocating investments where management fees and/or incentive fees paid by other funds or accounts advised by the Adviser and its affiliates are higher than the Management Fee paid by the Fund.

Response: The Fund has revised its disclosure consistent with this comment.

54.	Comment: In the “Conflicts of Interest” section, the last sentence of the second paragraph on page 62 states that affiliates of the Adviser may generate origination, commitment, syndication, capital or other structuring fees which will be solely for the benefit of such affiliates and not for the benefit of the Fund. This statement in included in the same paragraph which describes the types of co-investing activities that the Fund may enter into with third parties through joint venture entities or other entities, including Investment Funds sponsored by others. Presumably, the affiliates of the Adviser may generate such fees in the context of the Fund’s co-investing and joint-venture activities. If so, then please explain in your response letter why such transactions are not prohibited by Section 17 of the 1940 Act.

Response: The Adviser and its affiliates do not intend to generate origination, commitment, syndication, capital or other structuring fees in co-investing or joint venture activities where the Fund is a participant in the investment opportunity.

55.	Comment: In the “Conflicts of Interest – Other Matters” section, the last paragraph makes reference to “future investment activities” which may give rise to conflicts of interest other than those described in the Prospectus. Clarify in what context the term “future” is being used; for example, the period of time occurring after the completion of the continuous offering of the Shares of the Fund. In your response letter, describe the Fund’s plans to update the Prospectus to ensure that such conflicts of interests are disclosed prior to the time that such “future investment activities” are entered into.

Response: The term “future” is meant to convey that other conflicts of interest may arise at a time after the date of the Prospectus. The Fund cannot reasonably determine all future conflicts of interest that may arise, but believes that the current disclosure covers the material conflicts of interest which may arise in the Adviser’s management of the Fund. To the extent additional conflicts of interest which arise in the future are deemed material, the Fund will update the Prospectus to disclose such conflicts of interest to Shareholders.

56.	Comment: In the “Repurchases and Transfers of Shares” section, please add Prospectus disclosure that includes the description of the Fund’s securities required by Item 10 of Form N-2.

Mr. Dominic Minore October 15, 2014 Page 17

Response: The Fund has revised its disclosure consistent with the comment.

57.	Comment: In the “Plan of Distribution” section, please confirm to the Staff whether FINRA has approved the underwriting terms of the Fund’s offering.

Response: FINRA has not yet approved the underwriting terms of the Fund’s offering. The Fund’s initial registration statement was filed with FINRA and the Fund and the Distributor intend to file this and future pre-effective amendments with FINRA and will seek FINRA’s approval of the underwriting terms of the Fund’s offering.

58.	Comment: In the “Plan of Distribution” section, under a separately captioned “Additional Compensation to the Distributor, Selling Agents and Other Intermediaries” section, disclose the types of services and the amount of fees that will be paid under the various arrangements referenced in the fourth paragraph of this section. Clarify whether the fees are one-time fees or whether they are payable annually.

Response: The Fund has added the requested caption. The Fund respectfully submits that the current disclosure describes the services to be provided pursuant to these arrangements. The Fund has supplemented its disclosure to note that the amounts of the payments may differ for different Selling Agents and intermediaries and that the payments may be one-time or ongoing payments from the Adviser.

The Adviser has not yet entered into such agreements with any Selling Agents or Intermediaries. The Fund will file the Distribution Agreement as an exhibit to the Registration Statement in a subsequent filing.

59.	Comment: In the “Dividends and Distributions – Automatic Dividend Reinvestment Plan” section, expand the disclosure to indicate that that reinvested dividends increase the Fund’s net assets on which the Management Fee and the Administration Fee are payable to the Adviser and the Administrator, respectively.

Response: The Fund has revised its disclosure consistent with this comment.

STATEMENT OF ADDITIONAL INFORMATION

60.	Comment: In the “Investment Policies and Practices – Fundamental Policies” section, add disclosure stating that, with respect to the Fund’s non-concentration policy, the Fund will also consider the industry concentration of the Investment Funds when determining compliance with the Fund’s own non-concentration policy.

Mr. Dominic Minore October 15, 2014 Page 18

Response: The Fund appreciates that Staff’s comment, but does not intend to consider the holdings of the Investment Funds when determining compliance with its fundamental policy not to concentrate. The Fund notes that is has disclosure in its SAI which states that the Fund’s investment policies and restrictions do not apply to the activities of Investment Funds.

61.	Comment: In the “Management of the Fund” section, in your response letter, confirm that all of the other information required by Item 18 of Form N-2 will have been disclosed in the next submission of the Prospectus.

Response: The Fund will include all information required by Item 18 of Form N-2 in a subsequent pre-effective amendment.

62.	Comment: In the “Management of the Fund – Portfolio Manager Compensation Structure” section, in your response letter, please clarify whether the “carried interest earned by the Adviser” relates to compensation earned by the Adviser for providing investment advisory services to the Fund.

Response: “Carried interest earned by the Adviser” does not relate to compensation earned by the Adviser for providing investment advisory services to the Fund. Consistent with the disclosure in the Registration Statement, the Management Fee for the Fund will be a fixed percentage of the Fund’s quarter-end NAV. The Adviser will not earn any carried interest in connection with managing the Fund. The Adviser may earn carried interest in connection with other investment funds and/or accounts that it advises and a portfolio manager may be eligible to receive a share of such carried interest earned on other investment funds and/or accounts as part of their total compensation package.

63.	Comment: In the “Conflicts of Interest” section, the disclosure appearing in the last paragraph on page 14 appears to indicate that opportunities to invest directly or indirectly in the Fund could occur where an investor in the Fund would be charged different fees and be entitled to receive information in respect of the Fund that differ from the level of fees and the type of information that investors in this offering are being charged and being provided, respectively. Clarify in the disclosure what, in fact, is contemplated by such arrangements and, in your response letter, explain the appropriateness of such apparently disparate arrangements afforded investors in the Fund.

Response: This disclosure is meant to discuss occasions where a financial intermediary sponsors or organizes opportunities to invest directly or indirectly in the Fund or an Investment Fund. In such case, and especially in the case of investments in an Investment Fund, an Investment Fund may offer such a product different terms than those available to the Fund.

Mr. Dominic Minore October 15, 2014 Page 19

For purposes of clarity, the Fund intends to provide all Shareholders of the Fund with the same access to information and all Shareholders will be charged the same fees, except to the extent that the fund receives exemptive relief which would allow it to offer multiple classes of shares with differing fee structures.

PART C

64.	Comment: In the “Item 34. Undertakings” section, please provide the undertaking required by Rule 484 of Regulation C of the Securities Act.

Response: The Fund has revised its disclosure consistent with this comment.

65.	Comment: In the “Signatures” section, at the time the registration statement was originally filed, it was signed by Michael D. Granoff, as Trustee, President and Principal Executive Officer of the Fund and Steve Futrell, as Treasurer and Principal Financial Officer of the Fund. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Fund’s Board of Trustees, and also signed by the Fund’s principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response: The Fund has revised the signature page to note that Mr. Futrell is also the Principal Accounting Officer of the Fund. The Fund notes that Mr. Granoff is currently the sole trustee of the Fund. When additional trustees join the Board of Trustees of the Fund, a majority of the Board of Trustees will sign the Fund’s Registration Statement.

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Mr. Dominic Minore October 15, 2014 Page 20

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld